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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                        AMENDMENT NO. 2--FINAL AMENDMENT
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                               ----------------

                                  Shopping.com
                           (Name of Subject Company)

                             Compaq Interests, Inc.

                          Compaq Computer Corporation
                                   (Bidders)

                               ----------------

                           Common Stock, no par value
                         (Title of Class of Securities)

                               ----------------

                                  82509Q-10-6
                     (CUSIP Number of Class of Securities)

                               ----------------

                               Thomas C. Siekman
              Senior Vice President, General Counsel and Secretary
                          Compaq Computer Corporation
                            20555 State Highway 249
                              Houston, Texas 77070
                                 (281) 370-0670
(Name, Address and Telephone Number of Person authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                                    Copy to:

                                 Kenton J. King
                    Skadden, Arps, Slate, Meagher & Flom LLP
                        525 University Avenue, Suite 220
                          Palo Alto, California 94301
                                 (650) 470-4500

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

                                 SCHEDULE 14D-1

 CUSIP No. 82509Q-10-6


 1.Name of Reporting Persons
   I.R.S. Identification Nos. of Above Persons
   Compaq Interests, Inc.
   Compaq Computer Corporation
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 2.Check the Appropriate Box if a Member of a Group                     (a) [_]
                                                                        (b) [_]

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 3.SEC Use Only

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 4.Sources of Funds
   WC

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 5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items[_]
   2(e) or 2(f)

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 6.Citizenship or Place of Organization
   Compaq Interests, Inc.: Delaware
   Compaq Computer Corporation: Delaware

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 7.Aggregate Amount Beneficially Owned by Each Reporting Person
   9,935,449

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 8.Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares  [_]

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 9.Percent of Class Represented by Amount in Row (7)
   95.9%

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10.Type of Reporting Person
   CO

                                 TENDER OFFER

  This Amendment No. 2 constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on January 15, 1999 by Compaq Computer Corporation, a Delaware corporation ("Parent"), and Compaq Interests, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all of the outstanding shares (the "Shares") of the common stock, no par value (the "Common Stock"), of Shopping.com, a California corporation (the "Company"), at $18.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 15, 1999 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) to the Statement, and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(2) to the Statement (which together constitute the "Offer").

  Capitalized terms used but not otherwise defined herein have the meanings ascribed such terms in the Offer to Purchase and the Statement.

Item 6. Interest in Securities of the Subject Company.

  Item 6 is hereby amended and supplemented by adding thereto the following:

  (a)-(b) The Offer expired at 12:00 midnight, New York City time, on Friday, February 12, 1999. Based on a preliminary count from the Depositary, there were validly tendered and not withdrawn 9,935,449 shares of Common Stock (including 447,014 shares of Common Stock tendered by means of guaranteed delivery), or approximately 95.9% of the issued and outstanding shares of Common Stock of the Company. The Shares validly tendered and not withdrawn at such time were accepted for payment. On February 16, 1999, Parent issued a press release attached hereto as Exhibit (a)(13).

Item 11. Materials to be Filed as Exhibits.

  Item 11 is hereby amended and supplemented by adding thereto the following
Exhibit:



   (a)(13) Press Release, dated February 16, 1999, issued by Parent.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 1999

                                          COMPAQ INTERESTS, INC.

                                          By: /s/Earl L. Mason
                                              _______________________
                                          Name:  Earl L. Mason
                                          Title: President

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 1999

                                          COMPAQ COMPUTER CORPORATION

                                          By: /s/ Earl L. Mason
                                             _________________________________
                                          Name:  Earl L. Mason
                                          Title: Senior Vice President and
                                                 Chief Financial Officer

                               INDEX TO EXHIBITS

 Exhibit
  Number                           Description                            Page
 -------                           -----------                            ----
 (a)(1)+  Offer to Purchase, dated January 15, 1999

 (a)(2)+  Letter of Transmittal

 (a)(3)+ Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients

 (a)(4)+  Letter to Clients

 (a)(5)+  Notice of Guaranteed Delivery

 (a)(6)+  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9

 (a)(7)+  Press Release issued by Parent, dated January 11, 1999

 (a)(8)+  Form of Summary Advertisement, dated January 15, 1999

 (a)(9)+  Fairness Opinion of Trautman Kramer & Company, dated January
           11, 1999

 (a)(10)+ Supplemental Letter to Shareholders dated January 21, 1999

 (a)(11)+ Press Release, dated January 21, 1999, issued by Parent

 (a)(12)+ Fairness Opinion of Trautman Kramer & Company, dated January
           20, 1999

 (a)(13)  Press Release, dated February 16, 1999, issued by Parent

 (c)(1)+ Agreement and Plan of Merger, dated January 11, 1999, by and between Parent and the Company

 (c)(2)+  Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Robert McNulty

 (c)(3)+  Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Cyber Depot

 (c)(4)+  Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Kipling Isle

 (c)(5)+  Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Paul Hill

 (c)(6)+  Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Ed Bradley

 (c)(7)+  Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Mark Winkler

 (c)(8)+  Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Kristine Webster

 (c)(9)+  Shareholder Agreement, dated January 11, 1999, by and between
           Parent and John Markley

 (c)(10)+ Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Frank Denny

 (c)(11)+ Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Pat Demicco

 (c)(12)+ Shareholder Agreement, dated January 11, 1999, by and between
           Parent and Randy Read

 (c)(13)+ Stock Option Agreement, dated January 11, 1999, by and between Parent and the Company

 (c)(14)+ Amendment No. 1 to the Agreement and Plan of Merger, dated
           January 20, 1999, by and between Parent and the Company

 (c)(15)+ Amendment No. 1 to the Shareholder Agreement, dated January
           20, 1999, by and between Parent and Robert McNulty

 (c)(16)+ Amendment No. 1 to the Shareholder Agreement, dated January
           20, 1999, by and between Parent and Cyber Depot

 (c)(17)+ Amendment No. 1 to the Shareholder Agreement, dated January
           20, 1999, by and between Parent and Kipling Isle

 (c)(18)+ Amendment No. 1 to the Shareholder Agreement, dated January
           20, 1999, by and between Parent and Paul Hill

 (c)(19)+ Amendment No. 1 to the Shareholder Agreement, dated January
           20, 1999, by and between Parent and Ed Bradley

 Exhibit
  Number                          Description                           Page
 -------                          -----------                           ----
 (c)(20)+ Amendment No. 1 to the Shareholder Agreement, dated January
           20, 1999, by and between Parent and Mark Winkler

 (c)(21)+ Amendment No. 1 to the Shareholder Agreement, dated January
           20, 1999, by and between Parent and Kristine Webster

 (c)(22)+ Amendment No. 1 to the Shareholder Agreement, dated January
           20, 1999, by and between Parent and John Markley

 (c)(23)+ Amendment No. 1 to the Shareholder Agreement, dated January
           20, 1999, by and between Parent and Frank Denny

 (c)(24)+ Amendment No. 1 to the Shareholder Agreement, dated January
           20, 1999, by and between Parent and Pat Demicco

 (c)(25)+ Amendment No. 1 to the Shareholder Agreement, dated January
           20, 1999, by and between Parent and Randy Read

 (d)      None

 (e)      Not Applicable

 (f)      None

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+ Previously filed with the Statement or Amendment No. 1 thereto.